Exhibit 21.1
SUBSIDIARIES

BrightSphere Investment Group Inc., a company incorporated and registered in Delaware had the domestic and international subsidiaries shown below as of December 31, 2020.

Subsidiary	Jurisdiction
BrightSphere Investment Group Inc.	Delaware
BrightSphere Inc.	Delaware
BrightSphere International, Ltd.	United Kingdom
BrightSphere Capital LLC	Delaware
Acadian Asset Management LLC	Delaware
Campbell Global, LLC	Delaware
(d/b/a Campbell Timberland Management, LLC in California)
Investment Counselors of Maryland, LLC	Delaware
Landmark Partners, LLC	Delaware
SCO Investment Holdings Ltd.	United Kingdom
Thompson, Siegel & Walmsley LLC	Delaware